SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-8A

                          NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

         The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:       MENTOR PERPETUAL GLOBAL EMERGING COMPANIES FUND

Address of Principal Business Office (No. & Street, City, State, Zip Code):
901 East Byrd Street, Richmond, Virginia  23219

Telephone Number (including area code):              800-869-6042

Name and address of agent for service of process:
Paul F. Costello, President, Mentor Perpetual Global Emerging Companies Fund 901 East Byrd Street, Richmond, Virginia 23219

Check Appropriate Box:

         Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes  [X]       No  [ ]

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                                    SIGNATURE

         A copy of the Agreement and Declaration of Trust of Mentor Perpetual Global Emerging Companies Fund is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trustees of the registrant as Trustees and not individually, and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers, or shareholders individually but are binding only upon the assets and property of the registrant.

         Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Richmond and the Commonwealth of Virginia, on this 26th day of August, 1997.

                                              MENTOR PERPETUAL GLOBAL EMERGING
                                              COMPANIES FUND



                                              By:  /s/ Paul F. Costello
                                                 --------------------------
                                                    Paul F. Costello
                                                    President


Attest:  /s/ John  M. Ivan
       ----------------------
          John M. Ivan
          Clerk

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